上海實業控股有限公司
SHANGHAI INDUSTRIAL HOLDINGS LIMITED
上海實業集團成員 A Member of SIIC

RECEIVED
2007 FEB 20 P 1:47
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Our Ref: SIHL/ADR/07

16th February 2007

By Courier

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
United States

07021190

Dear Sirs,

SUPPL

Shanghai Industrial Holdings Limited
Rule 12g3-2(b) Materials
File No. 82-5160

On behalf of Shanghai Industrial Holdings Limited (the "Company"), I enclose copy of the announcement dated 15th February 2007 in respect of the continuing connected transactions pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act").

Pursuant to Rule 12g3-2(b)(4) and (5), the aforesaid announcement shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and the furnishing of the same shall not constitute an admission for any purpose that the Company is subject to the Exchange Act.

Meanwhile, should you have any queries, please do not hesitate to contact the undersigned at (852) 2876 2306.

PROCESSED
FEB 23 2007
THOMSON FINANCIAL

Yours faithfully,

p.p.
Marina Wong
Company Secretary

Encl.

c.c. Messrs. Morrison & Foerster, LLP (By Mail)
Attn: Mr. Paul Boltz/Mr. Jonathan Lemberg

dw 2/21

M:\Kylie\Letter\Letter Format (363)\Ltr to SEC (ADR).doc

香港告士打道39號夏慤大廈26樓 電話：(852) 2529 5652 傳真：(852) 2529 5067
26/F., Harcourt House, 39 Gloucester Road, Wanchai, Hong Kong Tel : (852) 2529 5652 Fax: (852) 2529 5067

South China Morning Post
Publication Date : 16th February 2007

上海實業控股有限公司
SHANGHAI INDUSTRIAL HOLDINGS LIMITED
(Incorporated in Hong Kong with limited liability)
(Stock Code: 363)

Continuing Connected Transactions

The Board announces that on 15th February 2007, Xiamen TCM, a subsidiary of the Company, has entered into a distribution agreement with Xiamen Medicine Centre for a term of one year. Pursuant to which, Xiamen TCM shall sell pharmaceutical products to Xiamen Medicine Centre.

Xiamen Medicine Centre is a wholly-owned subsidiary of Xiamen Qing Gong Group Co. Ltd.* (廈門輕工集團有限公司) which is a substantial shareholder of Xiamen TCM. Accordingly, Xiamen Medicine Centre is a connected person of the Company under the Listing Rules.

Pursuant to the Listing Rules, the Sales Transactions constitute continuing connected transactions of the Company. As the relevant percentage ratios represented by the expected maximum aggregate annual sales for the year 2007 of RMB15 million exceed 0.1% but are less than 2.5%, the Sales Transactions are exempt from the independent shareholders' approval requirements but are subject to the reporting and announcement requirements set out in Rules 14A.45 to 14A.47 of the Listing Rules.

SALES TRANSACTIONS

The Board of Directors (the "Board") of Shanghai Industrial Holdings Limited (the "Company") announces that on 15th February 2007, Xiamen Traditional Chinese Medicine Co. Ltd. (廈門中藥廠有限公司) ("Xiamen TCM"), a subsidiary of the Company, has entered into a distribution agreement with Fujian Province Xiamen Medicine Procurement Centre* (福建省廈門醫藥採購供應站) ("Xiamen Medicine Centre") for a term of one year (the "Agreement"). Pursuant to which, Xiamen TCM shall sell pharmaceutical products to Xiamen Medicine Centre (the "Sales Transactions").

CONSIDERATION

The selling prices will be determined by the parties on arm's length negotiations based on market prices and having regard to the quantity and/or other conditions of the products to be offered. The aggregate annual sales by Xiamen TCM to Xiamen Medicine Centre for the years 2004, 2005 and 2006 amounted to RMB8.8 million, RMB7.8 million and RMB6.9 million respectively. With reference to the amount of historical transactions and the preliminary projected annual supply schedule, Xiamen TCM expects that the maximum aggregate annual sales for the year 2007 (the "Annual Cap") is RMB15 million.

CONTINUING CONNECTED TRANSACTIONS

Xiamen TCM is a subsidiary of the Company. Xiamen Medicine Centre is a wholly-owned subsidiary of Xiamen Qing Gong Group Co. Ltd.* (廈門輕工集團有限公司) which is a substantial shareholder of Xiamen TCM. Accordingly, Xiamen Medicine Centre is a connected person of the Company under the Rules Governing the Listing of Securities of The Stock Exchange of Hong Kong Limited (the "Listing Rules").

Pursuant to the Listing Rules, the Sales Transactions constitute continuing connected transactions of the Company. As the relevant percentage ratios represented by the Annual Cap of RMB15 million exceed 0.1% but are less than 2.5%, the Sales Transactions are exempt from the independent shareholders' approval requirements but are subject to the reporting and announcement requirements set out in Rules 14A.45 to 14A.47 of the Listing Rules.

REASONS FOR THE CONTINUING CONNECTED TRANSACTIONS

Xiamen TCM and the traditional chinese medicine business unit of Xiamen Medicine Centre had on 29th March 2004 entered into a sales agreement in relation to the Sales Transactions. The said agreement expired on 31st December 2006. Both parties intend to renew the agreement on an annual basis.

The sale of pharmaceutical products by Xiamen TCM to Xiamen Medicine Centre will help to strengthen and increase the market share of pharmaceutical products of Xiamen TCM and increase Xiamen TCM's sales revenue.

The Agreement is entered into in the ordinary and usual course of business of Xiamen TCM and on normal commercial terms. The Board (including the Independent Non-Executive Directors) considers that the terms of the Agreement are fair and reasonable and in the best interest of the shareholders of the Company as a whole.

GENERAL INFORMATION

The Company and its subsidiaries are principally engaged in the business of infrastructure facilities, medicine, consumer products and information technology. Xiamen TCM, a 61% owned indirect subsidiary of the Company, is principally engaged in the business of manufacturing and sale of Chinese medicine. Xiamen Medicine Centre is principally engaged in the business of retail and distribution of pharmaceutical products.

For the purposes of this announcement, the exchange rate at HK$1 = RMB1 has been used, where applicable, for purpose of illustration only and does not constitute a representation that any amounts were or may have been exchanged at these or any other rates or at all.

By Order of the Board
Shanghai Industrial Holdings Limited
Wong Mei Ling, Marina
Company Secretary

Hong Kong, 15th February 2007

As at the date of this announcement, the board of directors of the Company comprises eight Executive Directors, namely, Mr. Cai Lai Xing, Mr. Cai Yu Tian, Mr. Qu Ding, Mr. Lu Ming Fang, Mr. Ding Zhong De, Mr. Qian Shi Zheng, Mr. Yao Fang and Mr. Tang Jun; and three Independent Non-Executive Directors, namely, Dr. Lo Ka Shui, Prof. Woo Chia-Wei and Mr. Leung Pak To, Francis.

* *The English name is an informal English translation of the official Chinese name.*

END